Exhibit 23(b)

                         Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement Form S-3 and related Prospectus of MGI Properties for the registration of its common shares, preferred shares, debt securities, warrants or rights, and units of up to a maximum aggregate offering of $100,000,000 and to the incorporation by reference therein of our report dated February 9, 1996, with respect to the Historical Summary of Gross Income and Direct Operating Expenses of Two Portland Square, One Portland Square and One Portland Square Parking Lot included in its Form 8-K dated July 2, 1996, as amended on September 16, 1996, filed with the Securities and Exchange Commission.


Boston Massachusetts                                     Ernst & Young LLP
October 31, 1996